UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 29, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

The following is an English translation of an excerpt regarding Basel II capital adequacy disclosure and relevant information released in our Japanese language disclosure material published in January 2009. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights

The Basel II Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (FSA Notice No. 15 of 2007).

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Consolidated capital adequacy ratio (BIS standard)	11.80%	11.45%
Tier 1 capital ratio	6.97%	7.36%

Tier 1 capital	4,918.7	4,747.0
Tier 2 capital	3,720.8	2,971.4
Deductions for total risk-based capital	316.7	337.3

Total risk-based capital	8,322.8	7,381.2

Risk-weighted assets	70,525.1	64,464.8

(Reference) Mizuho Corporate Bank (Consolidated)	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Consolidated capital adequacy ratio (BIS standard)	13.05%	11.68%
Tier 1 capital ratio	8.55%	8.43%

Tier 1 capital	3,284.0	3,011.4
Tier 2 capital	2,002.3	1,437.0
Deductions for total risk-based capital	276.3	280.2

Total risk-based capital	5,009.9	4,168.1

Risk-weighted assets	38,389.4	35,685.7

Mizuho Corporate Bank (Non-consolidated)	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Non-consolidated capital adequacy ratio (BIS standard)	14.42%	12.62%
Tier 1 capital ratio	8.84%	7.60%

Tier 1 capital	3,153.8	2,641.1
Tier 2 capital	2,140.1	1,812.0
Deductions for total risk-based capital	151.7	67.2

Total risk-based capital	5,142.3	4,385.8

Risk-weighted assets	35,644.0	34,750.5

Mizuho Bank (Consolidated)	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Consolidated capital adequacy ratio (Domestic standard)	12.25%	11.58%
Tier 1 capital ratio	7.60%	6.79%

Tier 1 capital	2,122.1	1,865.8
Tier 2 capital	1,346.8	1,379.6
Deductions for total risk-based capital	48.2	61.5

Total risk-based capital	3,420.7	3,183.8

Risk-weighted assets	27,913.5	27,478.9

(Reference) Consolidated capital adequacy ratio (BIS standard)	11.99%	11.51%

Mizuho Bank (Non-Consolidated)	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Non-consolidated capital adequacy ratio (Domestic standard)	12.10%	11.48%
Tier 1 capital ratio	7.46%	6.75%

Tier 1 capital	1,984.7	1,796.1
Tier 2 capital	1,321.8	1,352.0
Deductions for total risk-based capital	89.1	93.0

Total risk-based capital	3,217.3	3,055.1

Risk-weighted assets	26,577.8	26,600.2

(Reference) Non-consolidated capital adequacy ratio (BIS standard)	11.81%	11.43%

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

■	Consolidated capital adequacy ratio

(1) Summary table of consolidated capital adequacy ratio (BIS Standard)

			(Billions of yen)
			As of September 30, 2007	As of September 30, 2008
Tier 1 capital	Common stock and preferred stock		1,540.9	1,540.9

	Non-cumulative perpetual preferred stock		—	—

	Advance payment for new shares		—	—
	Capital surplus		411.0	411.2
	Retained earnings		1,490.6	1,290.1
	Less: Treasury stock		2.4	6.2
	Advance payment for treasury stock		—	—
	Less: Dividends (estimate), etc.		—	—
	Less: Unrealized losses on other securities		—	—
	Foreign currency translation adjustments		(36.7)	(83.5)
	Stock acquisition rights		—	—

	Minority interest in consolidated subsidiaries		1,527.7	1,636.4

	Preferred securities issued by overseas SPCs		1,314.0	1,461.2

	Less: Goodwill equivalent		—	—
	Less: Intangible fixed assets recognized as a result of a merger		—	—
	Less: Capital increase due to securitization transactions		12.5	10.6
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		—	31.2
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)		4,918.7	4,747.0
	Deduction for deferred tax assets		—	—

	Total	(A)	4,918.7	4,747.0

	Preferred securities with a step-up interest rate provision	(B)	416.0	524.0

	Ratio to Tier 1 = (B) / (A) X 100		8.45%	11.03%

Tier 2 capital	45% of unrealized gains on other securities		842.3	56.9
	45% of revaluation reserve for land		114.4	113.0
	General reserve for possible losses on loans		6.5	7.0
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		63.2	—

	Debt capital, etc.		2,694.2	2,794.4

	Perpetual subordinated debt and other debt capital		691.9	681.8
	Dated subordinated debt and redeemable preferred stock		2,002.2	2,112.5

	Total		3,720.8	2,971.4

	Tier 2 capital included as qualifying capital	(C)	3,720.8	2,971.4

Tier 3 capital	Short-term subordinated debt		—	—

	Tier 3 capital included as qualifying capital	(D)	—	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	316.7	337.3

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	8,322.8	7,381.2

Risk-weighted assets	Credit risk-weighted assets	(G)	61,662.8	59,136.6

	On-balance-sheet items		49,915.3	48,689.8
	Off-balance-sheet items		11,747.5	10,446.7

	Market risk equivalent assets [(I)/8%]	(H)	2,680.2	1,753.0
	(Reference) Market risk equivalent	(I)	214.4	140.2
	Operational risk equivalent assets [(K)/8%]	(J)	3,905.5	3,575.1
	(Reference) Operational risk equivalent	(K)	312.4	286.0
	Adjusted floor amount	(L)	2,276.5	—

	Total [(G) + (H) + (J) + (L)]	(M)	70,525.1	64,464.8

Consolidated capital adequacy ratio (BIS standard) = (F) / (M) X 100			11.80%	11.45%

Tier 1 capital ratio = (A) / (M) X 100			6.97%	7.36%

Notes:

1.	The above figures are calculated based on the BIS standard applied on a consolidated basis under the “Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with the Banking Law Article 52-25” (FSA Notice No. 20 of 2006 (the “Notice”)).

2.	As it is not possible to break down Mizuho Financial Group’s common stock and preferred stock according to classes of stock, no value for non-cumulative perpetual preferred stock is stated separately from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with the certified public accountant, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Report No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements.

4.	The amounts of net deferred tax assets as of September 30, 2007 and 2008 were ¥311.3 billion and ¥841.0 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of September 30, 2007 and 2008 were ¥1,475.6 billion and ¥949.4 billion, respectively.

5.	The “adjusted floor amount” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under Basel I multiplied by the rate prescribed in the Notice over the required capital under Basel II.

6.	Among our group companies that were subject to the calculation of consolidated capital adequacy ratio pursuant to Article 3 of the Notice, the numbers of consolidated subsidiaries were 137 and 147 as of September 30, 2007 and 2008, respectively. There was no company that was subject to the deductible items set forth in Article 8, Paragraph 1, Item 2, Subitem (a) through (c) of the Notice as of September 30, 2007 and 2008.

Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies as Tier 1 capital for the purposes of our consolidated capital adequacy ratios.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Preferred Capital (Cayman) Limited (“MPC,” and the preferred securities described below are referred to as the “MPC Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 1 Limited (as “MPC1,” and the preferred securities described below are referred to as the “MPC1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2009 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2012 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥176.0 billion	¥171.0 billion

Issue date	March 15, 1999	February 14, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC 1 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC 1 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC 1 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC1, dividends are limited to the Available Distributable Amounts(3).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Issuer	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)	Mizuho Capital Investment (EUR) 1 Limited (“MCI (EUR) 1,” and the preferred securities described below are referred to as “MCI (EUR) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2011, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2011. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th of each year until June 2011, and June 30th and December 30th of each year thereafter

Total amount issued	US$600 million	€500 million

Issue date	March 13, 2006	March 13, 2006

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its Preferred Stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(12) is insufficient, or dividends on its Preferred Stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (EUR) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (EUR) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (EUR) 1

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (EUR) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (USD) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11).	Dividends for the MCI (EUR) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(12).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (EUR) 1 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Issuer	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 2 Limited (“MCI (JPY) 2,” and the preferred securities described below are referred to as “MCI (JPY) 2 Preferred Securities.”)	Mizuho Capital Investment (JPY) 3 Limited (“MCI (JPY) 3,” and the preferred securities described below as Series A and Series B are collectively referred to as “MCI (JPY) 3 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five -year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2018, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2019, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied and a step up dividend is paid with respect to dividend payment dates after June 2018. Dividend payments that are suspended are non-cumulative.)

Series A

Fixed dividend rate for the first ten years (although a floating dividend rate is applied and a step up dividend is paid with respect to dividend payment dates after June 2019. Dividend payments that are suspended are non-cumulative.)

Series B

Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2019. No dividend rate step-up. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥400 billion	¥274.5 billion	Series A: ¥249.5 billion Series B: ¥53.5 billion

Issue date	January 12, 2007	January 11, 2008	July 11, 2008

Dividend suspension events	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;	(Mandatory dividend suspension or reduction event) (1) When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(14) is insufficient, or dividends on its Preferred Stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(2)    when Mizuho Financial Group’s Available Distributable Amounts(15) is insufficient, or dividends on its Preferred Stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(2)    when Mizuho Financial Group’s Available Distributable Amounts(16) is insufficient, or dividends on its Preferred Stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 2; and

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 3 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 3; and

	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 2	(4) when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 3

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 3 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(14).	Dividends for the MCI (JPY) 2 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(15).	Dividends for the MCI (JPY) 3 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(16).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 1 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 2 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 3 Preferred securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Notes:
(1)	Loss Absorption Certificate
Refers to a certificate that Mizuho Financial Group delivers to the issuer (in case of the loss absorption event set forth in clause (iv) below, the issuance thereof is at our discretion) upon any of the following events with respect to Mizuho Financial Group: (i) liquidation event that shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (a) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (b) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group; (ii) reorganization event that shall be deemed to occur if a competent court in Japan shall have adjudicated (a) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (b) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law; (iii) governmental action that shall be deemed to occur if the government authority in Japan (a) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (b) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (c) publicly declares Mizuho Financial Group to be under public management or (d) issues an order that Mizuho Financial Group be transferred to a third party; (iv) inadequate ratio event that shall be deemed to occur if capital adequacy ratio or Tier 1 capital ratio fails to meet the minimum requirement or would fall short as a result of a dividend payment on the relevant preferred securities; (v) default event that shall be deemed to occur if Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities; or (vi) insolvency event shall be deemed to occur if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(2)	Preferred Stock
Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Available Distributable Amounts

Refers to the maximum amount available for dividends (“Distributable Amounts”) calculated based on the immediately preceding fiscal year’s financial statements, less the aggregate amount of dividends paid previously during the current fiscal year and scheduled to be paid thereafter in respect of such fiscal year in respect of any Preferred Stock (provided that each interim dividend payment on Preferred Stock to be paid during such current Fiscal Year shall be excluded in calculating Available Distributable Amounts). Notwithstanding the foregoing, if there are securities issued by a company other than Mizuho Financial Group of which the rights to dividends and the rights at the time of liquidation, etc., are determined by reference to the financial condition and results of operation of Mizuho Financial Group and which rank, in relation to MPC (with respect to the columns for MPC1, “MPC” refers to MPC1), equal in point of subordination as the Parity Preferred Securities (“Parallel Preferred Securities”), the Available Distributable Amounts are adjusted as follows:

Available Distributable Amounts after the adjustment = Available Distributable Amounts x (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year) / (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year + Total amount of full dividend payment amount for Parallel Securities in such fiscal year)

(4)	Distributable Amounts Limitation Certificate
Refers to a certificate issued by Mizuho Financial Group on or before the annual general meeting of shareholders to issuers if Available Distributable Amounts falls short of total dividends to be paid on the dividend payment date, which shall set forth the Available Distributable Amounts of such fiscal year.

(5)	Mandatory Dividend Payment Date
Refers to a dividend payment date in June of a calendar year when a fiscal year of Mizuho Financial Group ends with respect to which it paid dividends on its common stock.

(6)	Parity Preferred Securities
Refers to the collective designation for preferred securities and MPC Preferred Securities issued by MPC (with respect to the columns for MPC1, “MPC” refers to MPC1) which are perpetual and the dividend payment dates and the use of proceeds are the same as that of the relevant MPC Preferred Securities (or MPC1 Preferred Securities). (In the case of MPC1, for example, Parity Preferred Securities are the collective designation that includes MPC1 Preferred Securities as well as other preferred securities that satisfy the above conditions if newly issued in the future.)

(7)	Liquidation Event
Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(8)	Reorganization Event
Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(9)	Insolvency Event
Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(10)	Governmental Action
Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(11)	Available Distributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(12)	Available Distributable Amounts for MCI (EUR) 1 Preferred Securities

(Up to the dividend payment date falling in June 2011)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend payment amount on preferred securities for the then current fiscal year that are equivalently subordinated in nature with MCI (EUR) 1 Preferred Securities (“Equivalent Securities”).

(From the dividend payment date falling in December 2011)

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (EUR) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Sock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (EUR) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (EUR) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (EUR) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(13)	Preferred Stock

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(14)	Available Distributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(15)	Available Distributable Amounts for the MCI (JPY) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

(16)	Available Distributable Amounts for the MCI (JPY) 3 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 3 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 3 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 3 Preferred Securities.

(ii) Amount available in December (except for the amount available in December 2008)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 3 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 3 Preferred Securities falling in June up to the dividend payment date falling in December.

(iii) Amount available in December 2008

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments) and (B) the dividends on Equivalent Securities paid or declared to be paid from the beginning of the current fiscal year to June 30, 2008, pro-rated between full dividends on MCI (JPY) 3 Preferred Securities for the dividend payment date falling in December 2008 and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after June 30, 2008 up to the dividend payment date falling in December 2008.

■ Risk-based Capital

(2) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2007		As of September 30, 2008
	EAD	Required capital	EAD	Required capital
Credit risk	149,832.0	6,318.3	149,367.7	5,979.7

Internal ratings-based approach	140,917.0	5,993.2	140,764.7	5,652.0
Corporate (except specialized lending)	55,261.3	3,374.9	54,967.3	3,312.7
Corporate (specialized lending)	2,666.1	256.3	2,969.4	281.0
Sovereign	42,376.1	79.2	44,925.5	67.5
Bank	8,310.1	208.3	8,118.1	157.3
Retail	12,934.4	542.9	12,996.7	564.5
Residential mortgage	10,267.3	373.9	10,388.6	394.9
Qualifying revolving loans	337.0	22.2	327.6	23.1
Other retail	2,330.1	146.7	2,280.4	146.3
Equities, etc.	6,293.1	722.1	4,797.7	539.2
PD/LGD approach	1,023.7	220.2	1,097.1	175.0
Market-based approach (simple risk weight method)	295.3	80.0	264.6	72.8
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	4,974.0	421.7	3,435.9	291.3
Regarded-method exposure	1,451.9	365.0	1,302.0	336.3
Purchased receivables	2,704.0	138.7	2,595.4	104.9
Securitizations	6,927.6	145.9	5,635.4	91.5
Others	1,992.0	159.5	2,456.8	196.7

Standardized approach	8,914.9	325.0	8,603.0	327.6
Sovereign	3,082.0	2.9	2,433.1	2.2
Bank	2,545.4	44.0	2,934.3	52.5
Corporate	2,614.8	203.9	2,503.0	187.4
Residential mortgage	0.0	0.0	0.0	0.0
Securitizations	25.7	23.7	47.0	31.4
Others	646.8	50.3	685.4	54.0

Market risk	n.a.	214.4	n.a.	140.2

Standardized approach	n.a.	171.5	n.a.	93.8
Interest rate risk	n.a.	125.0	n.a.	66.7
Equities risk	n.a.	29.9	n.a.	18.6
Foreign exchange risk	n.a.	9.7	n.a.	2.0
Commodities risk	n.a.	6.7	n.a.	6.4
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	42.9	n.a.	46.4

Operational risk (standardized approach)	n.a.	312.4	n.a.	286.0

Total required capital (consolidated)	n.a.	5,642.0	n.a.	5,157.1

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deduction from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credit to corporations and sole proprietors (excluding credit to retail customers)

Corporate (specialized lending)	Credit that limits interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc.

Sovereign	Credit to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loans) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million (other retail), etc.

Equities, etc.

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

* The transitional measure applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” or having a “senior/subordinated structure” (excluding specialized lending)

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit Risk

(3) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure. The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk positions and the average credit risk positions during the twelve months ended September 30, 2007 and 2008.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	70,492.2	25,411.2	1,759.1	4,932.1	102,594.7

Overseas	18,167.5	7,236.1	3,152.5	1,386.4	29,942.6

Asia	3,216.5	477.5	86.9	363.6	4,144.7
Central and South America	1,768.4	8.9	122.0	7.7	1,907.2
North America	6,235.3	4,190.8	1,172.0	367.4	11,965.7
Eastern Europe	70.9	—	0.0	3.6	74.6
Western Europe	5,095.1	2,319.9	1,720.4	449.4	9,584.9
Others	1,781.0	238.9	51.0	194.3	2,265.3

Exempt portion	n.a.	n.a.	n.a.	8,889.2	8,889.2

Total	88,659.7	32,647.4	4,911.7	15,207.8	141,426.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	72,759.2	24,517.0	2,228.6	6,082.7	105,587.6

Overseas	18,283.5	5,283.5	3,389.8	1,282.7	28,239.6

Asia	3,332.7	452.9	146.8	449.0	4,381.6
Central and South America	2,032.5	107.5	161.0	6.7	2,307.8
North America	6,321.2	2,870.4	1,055.6	156.3	10,403.6
Eastern Europe	89.7	—	0.1	2.7	92.6
Western Europe	5,016.4	1,673.8	1,938.3	495.6	9,124.2
Others	1,490.7	178.8	87.7	172.3	1,929.6

Exempt portion	n.a.	n.a.	n.a.	8,556.0	8,556.0

Total	91,042.7	29,800.5	5,618.4	15,921.5	142,383.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,596.1	3,834.6	506.4	200.8	19,138.1
Construction	1,919.0	245.7	20.3	6.8	2,192.1
Real estate	7,643.7	499.9	32.7	92.9	8,269.3
Service industries	8,029.0	473.3	157.2	60.8	8,720.5
Wholesale and retail	8,257.3	961.8	553.6	455.5	10,228.3
Finance and insurance	10,684.2	3,229.9	3,349.0	1,846.5	19,109.7
Individuals	12,840.3	—	0.3	20.3	12,861.0
Others	11,839.3	6,634.4	288.4	2,409.9	21,172.2
Japanese Government; Bank of Japan	12,850.3	16,767.2	3.4	1,224.7	30,845.8

Exempt portion	n.a.	n.a.	n.a.	8,889.2	8,889.2

Total	88,659.7	32,647.4	4,911.7	15,207.8	141,426.7

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,964.4	2,817.1	607.4	254.7	18,643.7
Construction	1,884.4	189.7	19.3	7.7	2,101.3
Real estate	7,316.7	604.5	39.6	69.3	8,030.2
Service industries	7,751.0	537.7	216.0	73.7	8,578.6
Wholesale and retail	8,374.9	720.1	737.3	440.9	10,273.3
Finance and insurance	9,674.8	1,834.2	3,514.6	2,050.9	17,074.7
Individuals	12,709.9	—	0.2	17.4	12,727.6
Others	12,495.0	5,566.0	479.8	3,167.5	21,708.5
Japanese Government; Bank of Japan	15,871.2	17,530.9	3.8	1,282.9	34,688.9

Exempt portion	n.a.	n.a.	n.a.	8,556.0	8,556.0

Total	91,042.7	29,800.5	5,618.4	15,921.5	142,383.3

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	30,183.2	9,362.4	328.5	2,038.7	41,913.0
From one year to less than three years	11,865.6	6,198.1	2,728.0	85.9	20,877.7
From three years to less than five years	13,565.3	3,430.9	978.3	47.2	18,021.8
Five years or more	26,734.5	12,204.6	772.4	1,026.6	40,738.2
Others	6,310.9	1,451.2	104.4	3,119.9	10,986.6

Exempt portion	n.a.	n.a.	n.a.	8,889.2	8,889.2

Total	88,659.7	32,647.4	4,911.7	15,207.8	141,426.7

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assetsfs.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	31,872.3	9,599.8	526.6	2,645.6	44,644.4
From one year to less than three years	13,277.4	5,804.1	2,479.1	47.0	21,607.7
From three years to less than five years	12,641.9	4,188.6	1,552.3	12.7	18,395.7
Five years or more	22,009.4	5,395.4	960.2	25.3	28,390.5
Others	11,241.4	4,812.5	100.1	4,634.7	20,788.7

Exempt portion	n.a.	n.a.	n.a.	8,556.0	8,556.0

Total	91,042.7	29,800.5	5,618.4	15,921.5	142,383.3

Notes:
1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,887.5	190.8	14.9	36.6	2,129.9

Overseas	95.8	0.1	0.0	9.0	105.0

Asia	23.8	0.0	0.0	5.2	29.0
Central and South America	0.6	0.0	—	0.0	0.6
North America	31.9	—	—	0.0	31.9
Eastern Europe	0.5	—	—	—	0.5
Western Europe	33.0	—	0.0	3.8	36.8
Others	5.8	0.1	—	—	5.9

Exempt portion	n.a.	n.a.	n.a.	3.2	3.2

Total	1,983.4	190.9	14.9	48.9	2,238.2

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,478.8	66.5	25.3	42.7	1,613.5

Overseas	176.3	0.0	1.6	23.5	201.5

Asia	37.2	0.0	0.0	4.2	41.5
Central and South America	0.4	0.0	—	0.0	0.4
North America	50.0	0.0	0.0	18.4	68.4
Eastern Europe	0.5	—	—	—	0.5
Western Europe	73.7	—	1.3	0.7	75.8
Others	14.3	—	0.2	0.0	14.6

Exempt portion	n.a.	n.a.	n.a.	4.5	4.5

Total	1,655.2	66.5	26.9	70.8	1,819.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	199.6	11.2	1.8	11.9	224.6
Construction	70.6	12.0	0.9	0.7	84.3
Real estate	315.1	0.3	0.2	0.4	316.1
Service industries	293.0	5.0	0.9	6.4	305.5
Wholesale and retail	312.7	29.5	4.4	14.1	360.9
Finance and insurance	223.2	117.9	2.5	5.8	349.5
Individuals	333.0	—	0.0	1.3	334.4
Others	235.8	14.8	4.0	4.6	259.3

Exempt portion	n.a.	n.a.	n.a.	3.2	3.2

Total	1,983.4	190.9	14.9	48.9	2,238.2

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of September 30, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	284.0	6.2	4.3	12.2	306.9
Construction	105.7	13.2	0.5	1.6	121.1
Real estate	283.9	1.5	1.5	3.4	290.5
Service industries	283.8	4.4	0.7	6.7	295.8
Wholesale and retail	265.4	9.2	12.9	16.0	303.7
Finance and insurance	55.9	0.0	0.3	19.4	75.8
Individuals	167.6	—	—	1.4	169.0
Others	208.5	31.8	6.4	5.1	252.0

Exempt portion	n.a.	n.a.	n.a.	4.5	4.5

Total	1,655.2	66.5	26.9	70.8	1,819.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of reserves for possible losses on loans

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2007	As of, or for the six months ended, September 30, 2008
General reserve for possible losses on loans
Beginning balance	500.8	510.9
Increase during the six-month period	447.1	483.9
Decrease during the six-month period	500.8	510.9
Ending balance	447.1	483.9

Specific reserve for possible losses on loans
Beginning balance	352.3	173.4
Increase during the six-month period	335.3	203.7
Decrease during the six-month period	352.3	173.4
Ending balance	335.3	203.7

Reserve for possible losses on loans to restructuring countries
Beginning balance	3.1	0.0
Increase during the six-month period	0.1	0.0
Decrease during the six-month period	3.1	0.0
Ending balance	0.1	0.0

Total
Beginning balance	856.3	684.4
Increase during the six-month period	782.6	687.7
Decrease during the six-month period	856.3	684.4
Ending balance	782.6	687.7

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2007	As of September 30, 2007	Change
Domestic	332.8	305.5	(27.2)
Manufacturing	15.4	15.1	(0.3)
Construction	3.2	3.8	0.5
Real estate	11.3	11.6	0.2
Service industries	16.8	79.2	62.3
Wholesale and retail	21.6	27.2	5.6
Finance and insurance	178.5	20.5	(158.0)
Individuals	64.6	54.9	(9.6)
Others	20.9	92.9	72.0

Overseas	15.9	25.7	9.8

Exempt portion	3.5	3.9	0.3

Total	352.3	335.3	(17.0)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

	(Billions of yen)
	As of March 31, 2008	As of September 30, 2008	Change
Domestic	144.6	154.9	10.2
Manufacturing	12.0	16.1	4.0
Construction	5.3	4.2	(1.0)
Real estate	10.3	17.3	6.9
Service industries	24.7	22.7	(1.9)
Wholesale and retail	24.9	25.0	0.1
Finance and insurance	4.3	3.2	(1.0)
Individuals	56.8	59.4	2.6
Others	5.9	6.5	0.5

Overseas	24.7	42.6	17.8

Exempt portion	3.9	6.1	2.1

Total	173.4	203.7	30.3

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
Manufacturing	12.4	6.6
Construction	4.2	12.9
Real estate	0.5	19.9
Service industries	6.4	5.8
Wholesale and retail	22.3	12.2
Finance and insurance	0.2	16.9
Individuals	0.8	1.2
Others	14.1	33.9

Exempt portion	0.2	0.2

Total	61.7	110.0

Notes:

1.	The above table shows the breakdown of losses on write-offs of loans in our consolidated statement of income.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Others” include overseas and non-Japanese resident portions.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2007
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	624.9	2,353.9	2,978.9	166.6
10%	0.1	0.0	0.1	—
20%	569.3	1,947.4	2,516.8	0.0
35%	0.0	0.0	0.0	—
50%	109.3	2.1	111.4	0.4
100%	2,551.5	730.0	3,281.5	18.6
150%	0.1	—	0.1	—
350%	—	—	—	—

Total	3,855.5	5,033.6	8,889.2	185.8

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

	(Billions of yen)
	As of September 30, 2008
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	456.3	1,865.9	2,322.3	70.0
10%	39.3	—	39.3	—
20%	621.6	2,242.8	2,864.5	3.2
35%	0.0	—	0.0	—
50%	55.7	4.7	60.5	0.0
100%	2,487.6	781.2	3,268.8	16.6
150%	0.3	—	0.3	—
350%	—	—	—	—
625%	—	—	—	—
937.5%	—	—	—	—
1,250%	—	—	—	—

Total	3,661.2	4,894.7	8,556.0	90.0

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital

	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Deduction from capital	23.7	30.6

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Risk weight
50%	155.0	283.8
70%	637.5	843.8
90%	267.0	121.5
95%	86.9	112.7
115%	89.2	352.5
120%	5.0	7.1
140%	3.6	12.2
250%	352.2	256.4
Default	—	11.4

Total	1,596.7	2,002.0

(L) Equity exposure under simple risk weight method by risk weight category

	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Risk weight
300%	237.3	199.6
400%	57.9	65.0

Total	295.3	264.6

Note:	Of the equity exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate)

	(Billions of yen, except percentages)
	As of September 30, 2007
			Risk
	PD	LGD	weight
	(EAD	(EAD	(EAD
	weighted	weighted	weighted
	average)	average)	average)		On-balance	Off-balance
	(%)	(%)	(%)	EAD	sheet	sheet
Corporate	3.86	42.91	53.31	58,666.5	43,944.0	14,722.5
Investment grade zone	0.13	42.67	32.66	31,142.0	20,303.8	10,838.2
Non-investment grade zone	1.82	42.98	81.89	25,770.0	21,957.9	3,812.1
Default	100.00	46.22	—	1,754.4	1,682.2	72.1

Sovereign	0.01	44.99	2.34	42,485.2	33,742.1	8,743.0
Investment grade zone	0.01	44.99	2.09	42,347.7	33,618.5	8,729.2
Non-investment grade zone	1.14	44.98	78.95	137.3	123.5	13.7
Default	100.00	45.00	—	0.1	0.1	—

Bank	0.23	42.53	30.45	8,569.2	3,503.0	5,066.2
Investment grade zone	0.13	42.51	28.26	8,183.8	3,289.3	4,894.4
Non-investment grade zone	1.25	42.91	77.93	381.1	209.3	171.7
Default	100.00	45.00	—	4.2	4.2	—

Equity exposure under PD/LGD approach	13.29	90.00	119.46	1,023.7	1,023.7	—
Investment grade zone	0.12	90.00	132.86	866.7	866.7	—
Non-investment grade zone	5.55	90.00	306.26	23.3	23.3	—
Default	100.00	90.00	—	133.7	133.7	—

Total	2.19	44.12	32.60	110,744.8	82,213.0	28,531.8
Investment grade zone	0.07	44.34	17.59	82,540.4	58,078.4	24,461.9
Non-investment grade zone	1.81	43.03	82.02	26,311.8	22,314.1	3,997.7
Default	100.00	49.31	—	1,892.5	1,820.3	72.1

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

	(Billions of yen, except percentages)
	As of September 30, 2008
			Risk
	PD	LGD	weight
	(EAD	(EAD	(EAD
	weighted	weighted	weighted
	average)	average)	average)		On-balance	Off-balance
	(%)	(%)	(%)	EAD	sheet	sheet
Corporate	3.83	43.02	53.52	58,293.0	43,424.0	14,868.9
Investment grade zone	0.11	43.00	26.25	33,001.0	22,074.7	10,926.2
Non-investment grade zone	2.83	43.02	94.83	23,767.7	19,886.8	3,880.9
Default	100.00	43.31	—	1,524.2	1,462.4	61.7

Sovereign	0.01	44.77	1.86	44,984.3	34,031.4	10,952.9
Investment grade zone	0.00	44.77	1.58	44,854.0	33,903.7	10,950.3
Non-investment grade zone	1.46	44.93	98.56	130.0	127.4	2.6
Default	100.00	45.00	—	0.2	0.2	—

Bank	0.52	42.61	21.76	8,296.4	3,333.6	4,962.8
Investment grade zone	0.07	42.63	18.64	7,848.5	3,187.2	4,661.3
Non-investment grade zone	1.72	42.03	82.07	417.3	122.4	294.9
Default	100.00	45.00	—	30.5	23.9	6.6

Equity exposure under PD/LGD approach	3.08	90.00	164.79	1,097.1	1,097.1	—
Investment grade zone	0.05	90.00	114.67	769.4	769.4	—
Non-investment grade zone	4.34	90.00	300.84	307.6	307.6	—
Default	100.00	90.00	—	20.0	20.0	—

Total	2.05	44.14	31.64	112,670.9	81,886.2	30,784.6
Investment grade zone	0.05	44.30	13.55	86,473.0	59,935.1	26,537.8
Non-investment grade zone	2.82	43.60	97.21	24,622.9	20,444.4	4,178.4
Default	100.00	43.94	—	1,575.0	1,506.6	68.3

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

(Reference) Obligor Ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1			Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

*	Including restructured loans and loans past due for three months of more

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2007
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.63	47.89	0.44	35.07	10,267.3	9,744.6	522.6	7.0	100.00
Non-default	0.84	47.81	—	35.02	10,185.4	9,668.4	516.9	7.0	100.00
Default	100.00	58.10	54.94	41.88	81.8	76.1	5.7	—	—

Qualifying revolving loans (retail)	3.00	73.36	0.30	54.86	337.0	240.0	96.9	1,379.8	7.00
Non-default	2.62	73.33	—	54.89	335.7	238.9	96.7	1,378.1	7.00
Default	100.00	81.54	78.00	46.91	1.3	1.1	0.1	1.6	11.65

Other retail	3.81	49.96	1.30	51.83	2,330.1	2,273.6	56.5	62.2	75.80
Non-default	1.57	49.72	—	51.99	2,277.1	2,220.9	56.1	61.7	75.83
Default	100.00	60.43	57.02	45.15	53.0	52.7	0.3	0.4	71.26

Total	2.06	48.93	0.59	38.61	12,934.5	12,258.3	676.1	1,449.1	10.41
Non-default	1.02	48.82	—	38.56	12,798.2	12,128.4	669.8	1,446.9	10.39
Default	100.00	59.23	55.97	43.20	136.2	129.9	6.3	2.1	25.28

Note: Each asset class includes purchased receivables.

	(Billions of yen, except percentages)
	As of September 30, 2008
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.89	46.38	0.55	38.08	10,388.6	9,920.2	468.4	9.4	100.00
Non-default	0.83	46.29	—	38.12	10,277.9	9,814.7	463.2	9.4	100.00
Default	100.00	54.75	51.22	34.20	110.7	105.5	5.1	—	—

Qualifying revolving loans (retail)	3.49	69.87	0.37	61.16	327.6	231.1	96.5	1,411.5	6.82
Non-default	3.00	69.83	—	61.16	326.0	229.7	96.2	1,409.2	6.81
Default	100.00	77.94	73.65	60.21	1.6	1.3	0.2	2.3	11.10

Other retail	4.37	49.77	1.37	54.10	2,280.4	2,233.5	46.9	55.3	77.27
Non-default	1.78	49.62	—	54.38	2,220.2	2,177.9	42.3	50.4	75.63
Default	100.00	55.42	51.67	43.61	60.2	55.6	4.6	4.9	94.19

Total	2.37	47.57	0.69	41.47	12,996.8	12,384.8	611.9	1,476.3	10.05
Non-default	1.05	47.47	—	41.52	12,824.2	12,222.3	601.8	1,469.0	9.77
Default	100.00	55.20	51.59	37.73	172.5	162.5	10.0	7.2	67.41

Note: Each asset class includes purchased receivables.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2006 through September 30, 2007	For the period from October 1, 2007 through September 30, 2008
	Actual losses	Actual losses
Corporate	1,022.4	786.9
Sovereign	0.0	0.0
Bank	3.7	28.9
Residential mortgage	95.3	83.2
Qualifying revolving loans (retail)	5.1	4.9
Other retail	52.5	42.2

Total	1,179.5	946.3

Notes:

1.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs during the period, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention and lower) as of the end of each period.

2.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

3.	Equity exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

<Analysis>

Actual losses decreased by ¥233.2 billion from the period from October 1, 2006 through September 30, 2007, to ¥946.3 billion in the period from October 1, 2007 through September 30, 2008. The decrease was due mainly to the improvement of credit ratings of customers and reversals of provisions related to problem loans at Mizuho Corporate Bank, Ltd.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2006 through September 30, 2007		For the period from October 1, 2007 through September 30, 2008
	Estimated losses	Actual losses	Estimated losses	Actual losses
Corporate	n.a.	1,022.4	1,060.5	786.9
Sovereign	n.a.	0.0	2.2	0.0
Bank	n.a.	3.7	8.0	28.9
Residential mortgage	n.a.	95.3	85.8	83.2
Qualifying revolving loans (retail)	n.a.	5.1	7.4	4.9
Other retail	n.a.	52.5	50.1	42.2

Total	n.a.	1,179.5	1,214.3	946.3

Notes:
1.	Estimated losses are expected losses as of September 30, 2007.

2.	We began estimating expected losses by asset class from March 31, 2007.

3.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs during the period, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention and lower) as of the end of the each period.

4.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

5.	Equity exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

■ Methods for credit risk mitigation

(4) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2007
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,766.8	4,431.8	3,118.1	613.8	10,930.7
Corporate	2,239.0	4,317.0	1,499.2	613.8	8,669.1
Sovereign	0.2	28.9	562.8	—	591.9
Bank	493.8	4.6	206.2	—	704.7
Retail	33.7	81.2	849.9	—	964.8
Residential mortgage	—	—	343.6	—	343.6
Qualifying revolving loans	—	—	1.1	—	1.1
Other retail	33.7	81.2	505.1	—	620.1
Others	—	—	—	—	—

Standardized approach	1,861.0	n.a.	68.0	8.0	1,937.1
Sovereign	1,845.8	n.a.	—	—	1,845.8
Bank	—	n.a.	3.1	5.7	8.8
Corporate	15.0	n.a.	64.9	0.3	80.3
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	1.9	1.9
Others	0.0	n.a.	—	—	0.0

Total	4,627.8	4,431.8	3,186.2	621.8	12,867.8

	(Billions of yen)
	As of September 30, 2008
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,634.0	4,405.3	3,792.0	509.0	11,340.5
Corporate	2,073.1	4,309.2	1,950.0	482.7	8,815.2
Sovereign	0.3	26.3	812.9	—	839.7
Bank	535.8	5.4	241.7	26.3	809.3
Retail	24.7	64.2	787.2	—	876.2
Residential mortgage	—	—	314.0	—	314.0
Qualifying revolving loans	—	—	0.9	—	0.9
Other retail	24.7	64.2	472.2	—	561.2
Others	—	—	—	—	—

Standardized approach	1,420.9	n.a.	149.6	14.2	1,584.8
Sovereign	1,354.0	n.a.	39.1	—	1,393.2
Bank	5.2	n.a.	2.6	—	7.8
Corporate	60.9	n.a.	107.7	14.2	183.0
Residential mortgage	—	n.a.	—	—	—
Securitizations	0.6	n.a.	—	—	0.6
Others	0.0	n.a.	—	—	0.0

Total	4,055.0	4,405.3	3,941.6	523.3	12,925.4

■ Counterparty risk in derivatives transactions and long-settlement transactions

(5) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

		(Billions of yen)
		As of September 30, 2007			As of September 30, 2008
		Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions		1,772.7	2,313.6	4,086.4	2,570.0	2,372.0	4,942.0
Interest rate-related transactions		7,151.0	5,231.0	12,382.1	6,986.0	4,955.0	11,941.0
old-related transactions		0.1	0.0	0.2	0.1	0.0	0.1
Equity-related transactions		101.3	97.2	198.6	147.5	94.7	242.2
Transactions related to precious metals (other than gold)		0.0	0.2	0.2	0.5	0.2	0.7
Other commodity-related transactions		182.6	125.1	307.8	221.0	132.6	353.7
Credit derivatives transactions		169.2	1,568.7	1,737.9	296.6	1,502.9	1,799.6
Subtotal	(A)	9,377.2	9,336.2	18,713.4	10,221.9	9,057.7	19,279.6
Effect of credit equivalent amounts mitigation by close-out netting settlement contracts	(B)	n.a.	n.a.	12,150.4	n.a.	n.a.	11,610.0
Subtotal	(C)=(A)+(B)	n.a.	n.a.	6,562.9	n.a.	n.a.	7,669.6
Effect of credit risk mitigation by collateral	(D)	n.a.	n.a.	331.4	n.a.	n.a.	515.3

Total	(C)+(D)	n.a.	n.a.	6,231.5	n.a.	n.a.	7,154.3

Note: The current exposure method is used as the method of calculating credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2008
	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	13.2	0.2	13.5

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “effect of credit equivalent amounts mitigation by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Eligible financial collateralbe	44.9	44.5
Other eligible IRB collateral	46.1	59.2
Guarantees, others	0.3	5.5

Total	91.4	109.3

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of September 30, 2007	As of September 30, 2008
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Bought	10,136.4	10,322.9
	Sold	9,328.7	9,166.0

Total return swap	Bought	—	—
	Sold	—	—

Total	Bought	10,136.4	10,322.9
	Sold	9,328.7	9,166.0

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Credit derivatives used for credit risk mitigation	1,034.2	648.2

■ Securitization exposure

See pages 36 to 41 for the status of our group’s securitization products including those held in our trading accounts (based on a definition thereof pursuant to our managerial accounting which differs from the definition set forth in the Consolidated Capital Adequacy Ratio Notice, etc.) and the status of our overseas ABCP programs, etc.

(6) Quantitative disclosure items for securitization exposure

We reclassified the disclosed figures for the six months ended September 30, 2007, such as “classification based on type of underlying assets,” etc., to conform to the classification used for the six months ended September 30, 2008.

— Securitization exposure as originator

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets	—	336.1	—	—	42.3	22.1	—	400.6
Default exposure	—	2.8	—	—	1.4	—	—	4.2
Losses during the six-month period	—	0.3	—	—	0.2	—	—	0.5
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Exposure related to synthetic securitizations
Amount of underlying assets	—	—	—	—	716.0	—	312.5	1,028.5
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	244.7	—	5.8	250.6

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2007.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The risk mitigating effects, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

	(Billions of yen)
	As of, or for the six months ended, September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets	—	291.7	—	—	22.0	12.4	—	326.2
Default exposure	—	2.7	—	—	0.9	—	—	3.6
Losses during the six-month period	—	0.1	—	—	0.1	—	—	0.2
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Exposure related to synthetic securitizations
Amount of underlying assets	—	—	—	—	524.5	—	224.6	749.1
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	255.0	—	19.6	274.6

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2008.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The risk mitigating effects, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.

Of ¥224.6 billion in synthetic securitization transactions with underlying assets classified as “Securitization products,” the underlying assets of such securitization products that are subject to transfers (hedges) of risk consist mainly of “residential mortgage loans” and also include “real estate” and “corporate loans,” etc.

Of the securitization schemes (with CDS and other means), described in Note 2 of “Foreign Currency denominated Securitization Products (Banking Subsidiaries)” on page 37, certain securitization schemes that do not fall within the definition of securitization exposure set forth in the Consolidated Capital Adequacy Ratio Notice are not included in “Securitization exposure as originator.”

(B) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total	Required capital
Risk weight
Up to 20%	—	—	—	—	594.4	3.1	299.6	897.2	5.7
Up to 50%	—	—	—	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—	—	—	—
Up to 250%	—	44.0	—	—	102.5	—	—	146.5	12.5
Up to 650%	—	—	—	—	—	—	—	—	—
Over 650%	—	—	—	—	9.6	—	12.2	21.8	0.3

Deduction from capital	—	0.0	—	—	12.7	—	0.6	13.4	10.3

Total	—	44.0	—	—	719.2	3.1	312.5	1,079.0	29.0

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total	Required capital
Risk weight
Up to 20%	—	—	—	—	487.2	3.0	212.8	703.1	4.5
Up to 50%	—	—	—	—	13.4	—	—	13.4	0.3
Up to 100%	—	—	—	—	—	—	—	—	—
Up to 250%	—	42.1	—	—	—	—	—	42.1	4.8
Up to 650%	—	—	—	—	18.0	—	11.1	29.1	0.1
Over 650%	—	—	—	—	5.9	—	—	5.9	—

Deduction from capital	—	0.0	—	—	2.9	—	0.6	3.6	1.4

Total	—	42.1	—	—	527.4	3.0	224.6	797.3	11.4

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	10.1	—	—	—	—	—	10.1

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	8.8	—	—	—	—	—	8.8

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	226.5	—	97.8	290.0	669.2	—	47.3	1,331.1
Default exposure	—	—	—	6.3	23.3	—	—	29.7
Estimated loss amount related to underlying assets	9.2	—	0.1	2.1	7.3	—	0.3	19.1
Amount of exposures securitized during the six-month period	210.1	—	275.7	1,254.2	1,646.5	—	137.1	3,523.9

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2007.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

	(Billions of yen)
	As of, or for the six months ended, September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	148.9	—	131.5	242.2	676.3	—	49.5	1,248.6
Default exposure	—	—	—	2.6	9.4	—	—	12.1
Estimated loss amount related to underlying assets	1.3	—	1.1	1.2	5.7	—	0.1	9.6
Amount of exposures securitized during the six-month period	417.1	—	454.5	1,005.7	1,946.3	—	250.5	4,074.4

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2008.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	32.1	152.3	3.1	194.5	421.9	—	1.4	805.7	5.6
Up to 50%	—	—	17.3	60.0	31.6	—	47.0	156.0	4.2
Up to 100%	101.8	—	86.0	—	48.2	—	—	236.1	14.4
Up to 250%	150.0	—	—	5.7	77.7	—	—	233.5	25.6
Up to 650%	3.7	—	—	—	—	—	—	3.7	1.7
Over 650%	1.2	—	—	—	—	—	—	1.2	0.8

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	288.9	152.3	106.5	260.3	579.5	—	48.4	1,436.3	52.6

Exposure whose underlying assets are foreign assets	282.9	152.3	—	48.5	75.7	—	48.4	608.0	n.a.

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	112.8	—	21.4	108.3	435.0	—	47.4	725.1	5.0
Up to 50%	60.0	—	36.7	96.1	22.8	—	4.1	219.9	5.0
Up to 100%	12.1	—	63.3	24.1	128.5	—	1.6	229.8	12.3
Up to 250%	1.6	—	—	—	21.3	—	—	22.9	2.7
Up to 650%	—	—	—	—	22.8	—	—	22.8	7.8
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	186.6	—	121.5	228.7	630.6	—	53.2	1,220.6	33.0

Exposure whose underlying assets are foreign assets	83.1	—	—	51.6	97.4	—	51.5	283.7	n.a.

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

— Securitization exposure as investor

(E) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of September 30, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	159.6	1,672.5	376.2	523.7	566.5	519.0	182.7	4,0006	38.1
Up to 50%	2.2	19.9	—	3.8	50.2	151.7	11.5	239.6	6.5
Up to 100%	75.5	25.4	0.6	5.0	5.5	27.1	2.3	141.6	9.1
Up to 250%	—	—	—	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	4.2	11.4	—	—	18.2	18.2	3.8	56.0	34.1

Total	241.7	1,729.4	376.8	532.6	640.5	716.2	200.4	4,437.9	88.0

Exposure whose underlying assets are foreign assets	139.8	213.8	111.2	33.0	478.9	64.1	25.6	1,066.7	n.a.
Exposure on resecuritizations	—	15.5	—	—	9.4	4.8	4.5	34.2	n.a.

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥7.4 billion (treated as deduction from capital for purpose of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the six-month period was ¥11.7 billion.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	We classify securitization products whose underlying assets are securitization products such as ABS, etc. (e.g., ABS CDO) as “resecuritizations.”

	(Billions of yen)
	As of September 30, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Risk weight
Up to 20%	94.8	1,492.2	316.7	321.8	334.0	597.6	150.4	3,307.8	31.3
Up to 50%	—	14.3	—	2.0	36.4	157.0	11.2	221.1	5.8
Up to 100%	29.6	14.0	0.2	1.3	8.0	19.2	1.6	74.2	4.8
Up to 250%	—	—	—	—	0.2	—	—	0.2	0.0
Up to 650%	—	1.4	—	—	—	—	—	1.4	0.3
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	4.3	—	—	26.0	21.2	7.8	59.4	36.0

Total	124.5	1,526.3	316.9	325.2	404.8	795.2	171.1	3,664.4	78.5

Exposure whose underlying assets are foreign assets	53.5	122.5	82.1	16.2	261.4	38.3	17.1	591.3	n.a.
Exposure on resecuritizations	—	2.3	—	—	8.6	0.0	3.4	14.5	n.a.

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥7.4 billion (treated as deduction from capital for purpose of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the six-month period was ¥1.1 billion.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	Securitization exposure as investor includes ¥70.7 billion liquidity facilities that we provide to ABCP programs sponsored by third parties. Note that such transactions are not included in the amounts disclosed in pages 36 to 41.

7.	We classify securitization products whose underlying assets are securitization products such as ABS, etc. (e.g., ABS CDO) as “resecuritizations.”

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

Note that, in addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of September 30, 2007 and 2008 were ¥81.4 billion and ¥77.3 billion, respectively.

■ Market Risk

— Trading Activities

The following table shows VaR (Value at Risk) figures of our trading activities.

	(Billions of yen)
	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2008	For the six months ended September 30, 2008
End of period	4.2	6.7	4.2
Maximum	5.5	7.9	7.7
Minimum	3.0	3.0	3.5
Average	4.2	4.4	5.1
The number of cases where assumptive losses exceeded VaR during the period	no case	no case	no case

Notes:

1.	The multiplication factor for the calculation of market risk equivalent (internal models approach) is determined by the number of cases where assumptive losses exceeded VaR during the period.

2.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	VaR: simple aggregation of linear risk and non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

— Outlier Criteria

As part of the new capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier I and Tier II capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier I and Tier II capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

The following table shows results of calculations under the outlier framework.

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2007	566.4	8,322.8	6.8%
As of March 31, 2008	679.3	7,708.3	8.8%
As of September 30, 2008	461.5	7,381.2	6.2%
Effect of yen interest rate	283.8
Effect of dollar interest rate	131.2
Effect of euro interest rate	34.9

Notes:

1.	For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

(7) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2007		As of September 30, 2008
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	5,494.9	5,494.9	3,901.7	3,901.7
Other equity exposure	416.3	416.3	556.6	556.6

Total	5,911.3	5,911.3	4,458.4	4,458.4

Note: The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended March 31, 2007			For the six months ended March 31, 2008
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	118.8	122.0	3.1	68.6	72.3	3.6

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2008
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(40.0)	(96.8)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2007			As of September 30, 2008
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	2,203.5	2,312.3	108.7	770.5	987.8	217.3

Note: The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None as of September 30, 2007 and 2008.

(F) Equity exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2007	As of September 30, 2008
PD/LGD approach	1,023.7	1,097.1
Market-based method (simple risk weight method)	295.3	264.6
Market-based method (internal models approach)	—	—
Transitional measure applied	4,974.0	3,435.9

Total	6,293.1	4,797.7

The Impact of the Dislocation in Global Financial Markets Stemming from U.S. Subprime Loan Issues

The following is an excerpt from information (managerial accounting basis) that we disclosed in presentation materials used in our IR presentation regarding our financial results for the first half of fiscal 2008 ended September 30, 2008 that we held on November 26, 2008 regarding the detailed status of our holdings of securitization products, etc., following the recommendations in “Report of the Financial Stability Forum (“FSF”) on Enhancing Market and Institutional Resilience” announced on April 11, 2008. The presentation materials can be found under “IR Presentations” on our website.

Summary

Income statement impact of the dislocation in global financial markets

	(JPY Bn, round figures)
	1H FY08
Total realized gains/losses in 1H FY2008 (A) + (B)	(72)
3 Banks (incl. overseas subsidiaries)
(1) Losses on sales of securitization products, etc. (incl. devaluation and provision of reserves for Possible Losses on Investments)	(59)
(2) Net losses on provision of Reserve for Possible Losses on Sales of Loans *1	(7)
(3) Profits from hedging by CDS (related to securitization products)	+7
Subtotal (A)	(59)
Mizuho Securities (incl. overseas subsidiaries) *2
(4) Trading losses on securitization products, net of hedges of which foreign currency denominated	(13 (9	) )
Subtotal (B)	(13)

Supplemental Information (Sep. 30, 2008)

< 3 Banks (incl. overseas subsidiaries) >

(1) Total balance of foreign currency denominated securitization products: JPY 693Bn (-JPY 196Bn from Mar. 08)	g	P 37

• Devaluation and losses on sales (except for hedged portion) relating to credit investments in Europe*: -JPY 35Bn

• Net losses on provision of Reserve for Possible Losses on Investments related to credit investments in Europe*: -JPY 4Bn (Reserve as of Sep. 08: JPY 49.7Bn)

*: Credit investments mainly related to the discontinuation of business primary in Europe

(Reserve for Possible Losses on Investments has been provided against unrealized losses on securitization products related to the investments except for the hedged portion)

•        Devaluation on RMBS CDOs which were acquired from our overseas ABCP conduit as a substitution payment of loans in FY07: -JPY 20Bn

         The total balance of assets acquired by our overseas ABCP conduits was JPY 206Bn

	g	P 37

(2) Balance of loans held for sale (overseas LBO transactions and others) *3: JPY 618Bn (-JPY 188Bn from Mar. 08)	g	P 38

• Reserve for Possible Losses on Sales of Loans: JPY 54.2Bn (Reserve ratio: 8.7%)

(3) Hedging activities related to foreign currency denominated securitization products	g	P 37

< Mizuho Securities (incl. overseas subsidiaries) >*2

(4) Total balance of foreign currency denominated securitization products: JPY 40Bn (-JPY 65Bn from Mar. 08)	g	P 39

• CDS related to securitization products (including those with US financial guarantors (monolines))	g	P 39

< Other relevant information>

(3 Banks + securities companies incl. overseas subsidiaries)

(i) Investments and loans associated with SIVs

• Written-off in FY2007

• There was no “SIVs” established and provided liquidity support and other assistance by Mizuho

(ii) Warehousing loan business*4 related to US subprime mortgage loans

• Nil

(iii) Loans to mortgage lenders in the US (working capital, etc.)

• JPY 48Bn (all of the lenders concerned had investment grade ratings, of which approx. 40% had ratings of “A” or higher)

(iv) Securitization products and loans guaranteed by US monolines	g	P 38

*1:	Separately recorded approx. -JPY 16Bn of Credit Costs in the 1H FY2008 due to downgrading of some obligors to the Intensive Control Obligors classification or below
*2:	The balance of securitization products and the related gains / losses of Mizuho Investors Securities were negligible
*3:	Included commitments which had not yet been drawn but the documentations had been concluded
*4:	Loans provided to other financial institutions, which structure securitization products, until such products are sold

Banking Subsidiaries

Foreign Currency denominated Securitization Products

	Balances as of Mar.08*1	Marks (%) as of Mar.08	Changes in 1H			Balances as of Sep.08*1	Marks (%) as of Sep.08	Unrealized Gains/Losses as of Sep.08	Realized Gains/Losses for 1H FY08 (Apr.-Sep.08)*1	(Reference)
(JPY Bn, round figures)			Gains/Losses (Realized + Changes in unrealized)	Forex rates	Sales, etc.
3 Banks (incl. overseas subsidiaries)										Hedged proportions*2
= Banking account	(Fair Value)	(=Fair Value / Face Value)				(Fair Value)	(=Fair Value / Face Value)
Foreign Currency denominated Securitization Products	889	78	(77)	(22)	(98)	693	68	(87)	(59)	approx.50%
ABSCDOs, CDOs	126	51	(26)	(1)	(22)	79	34	(9)	(24)	approx.20%
CDOs backed by RMBS	36	28	(20)	1	(1)	*3 17	12	0	(20)	—
CDOs except above	*4 90	77	(6)	(2)	(20)	*4 62	65	(9)	(4)	approx.30%
CDOs backed by claims against corporations	*5 90	*5 77	*5 (6)	*5 (2)	*5 (20)	*5 62	*5 65	*5 (9)	*5 (4)	approx.30%
CDOs backed by CMBS	—	—	—	—	—	—	—	—	—	—
RMBS	319	86	(37)	(18)	(24)	240	72	(30)	(29)	approx.60%
RMBS with underlying assets in US	*6 —	*6 —	*6 —	*6 —	*6 —	*6 —	*6 —	*6 —	*6 —	—
RMBS except above (RMBS with underlying assets mainly in Europe)	319	86	(37)	(18)	(24)	240	72	(30)	(29)	approx.60%
ABS, CLOs and others	444	85	(14)	(3)	(52)	374	81	(49)	(6)	approx.40%
CLOs	*5 195	*5 86	*5 (5)	*5 5	*5 (9)	*5 186	*5 84	*5 (35)	*5 (2)	approx.50%
ABS	169	93	(6)	(3)	(42)	119	87	(8)	(3)	approx.30%
CMBS	79	89	(3)	(5)	(2)	70	84	(6)	(1)	approx.50%
SIV-related	—	—	—	—	—	—	—	—	(0)	—

*1:	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risks to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided since the end of fiscal 2007 against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans. The balance of reserve was approx. JPY 50Bn as of Sep. 30, 2008 (the difference from the March-end balance of approx. JPY 46Bn was included in the above Realized Gains/Losses for the first half of fiscal 2008). Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2008 and Sep. 30, 2008 were those after being offset by the amount of Reserve for Possible Losses on Investments.

*2:	The proportions of balances (fair value) of the securitization products, as of Sep. 30, 2008, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risks to third parties until maturity. In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS†1 counterparties:

Financial services subsidiary (A- rating†2) of a multi-line insurance company: approx. JPY 194Bn

Government-affiliated financial institution (AA- rating): approx. JPY 104Bn

†1:	Notional amount basis. Ratings were based on the lowest external ratings as of Sep. 30, 2008.

†2:	The rating was under review for possible downgrade as of Nov. 21, 2008.

*3:	The proportion of US subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approx. 30%. The entire balance (fair value) consisted of Super Senior tranche.

*4:	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*5:	Re-classified a part of the securitization products, which had been categorized in “CDOs backed by claims against corporations” in the above table as of Mar. 31, 2008, to “CLOs” after a review of the definition of each category since our first quarter disclosure.

*6:	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds.

•

The total balance of US government-owned corporation (Ginnie Mae) bonds and government-sponsored enterprise (Fannie Mae and Freddie Mac) bonds held was approx. JPY 871Bn (of which approx. JPY 868Bn was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the US government), with approx. JPY 4Bn of unrealized losses. There was no holding of stocks of these entities.

(Note) See P 40 for details of breakdown by credit rating and geographic distribution and P 41 for details of Yen denominated securitization products.

Overseas ABCP program / US Monoline / Loans Held for Sale (round figures)

Overseas ABCP program related (Sep. 08)

Assets Acquired by Overseas ABCP Conduits (all in US)

Balance as of Sep. 08: approx. JPY 206Bn

Breakdown of Acquired Assets

(Note) No US subprime mortgage loan-related assets were included

*1:	The above included approx. JPY 97Bn of securitization products backed by marked assets (of which approx. JPY 22Bn was guaranteed by US monolines as described in P 38). The change in balance of the above-mentioned securitization products from Mar. 31, 2008 (approx. -JPY 73Bn) was primarily due to the redemption at maturity of those backed by credit card receivables (of which approx. -JPY 8Bn was attributable to the redemption of those guaranteed by US monolines as described in P 38).

Securitization products and loans guaranteed by US monolines (Sep. 08)

Securitization products guaranteed by US monolines

•	Approx. JPY 22Bn of securitization products backed by auto lease receivables included in the acquired assets of the overseas ABCP conduits sponsored by Mizuho Corporate Bank described in P 37.

•	The change in balance from Mar. 31, 2008 (approx. -JPY 8Bn) was due to the redemption at maturity of those backed by credit card receivables.

Loans guaranteed by US monolines

•

Approx. JPY 16Bn of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approx. JPY 7Bn was drawn down). No US subprime mortgage loan-related exposures were included.

Although some of the monolines which provided the above guarantees were rated non-investment grade (based on external ratings), there were no particular concerns about the credit conditions of the above-mentioned underlying assets or the projects as of Sep.30, 2008.

(Note) For the purpose of reference to the Mizuho Financial Group’s exposures related to US monolines, page 39 describes our securities subsidiaries’ exposures to such counterparties of credit default swaps (CDS) referring to securitization products, in addition to the above-mentioned transactions of the banking subsidiaries.

Loans Held for Sale

Balance of loans held for sale such as overseas LBO transactions

(for which Reserve for Possible Losses on Sales of Loans was recorded)

(JPY Bn)	Loans held for sale	Reserve for possible losses on sales of loans	Reserve ratio
Sep. 07	862	23	2.7%
Mar. 08	806	50	6.3%
Forex rate impact	approx. (40)	—	—
New underwrite	approx. 20	—	—
Sales, etc.	approx. (170)	—	—
Sep. 08	* 618	54	8.7%

* of which approx. JPY 31Bn was unused commitments

(Additional explanation)

•

The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 10.9%, if including the balances of loans held for sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•

Out of the above-mentioned JPY 618Bn, the LBO/MBO related loans held for sale amounted to approx. JPY 566Bn, and the relevant reserve ratio was 9.1% (The figures exclude those related to Intensive Control Obligors or below. The reserve ratio would be 11.4%, if including the balances of loans held for sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances).

•

Reserve for Possible Losses on Sales of Loans was provided based on the priority of the following valuation methods: (1) market prices, (2) market prices of similar transactions, (3) prices calculated by proprietary model reflecting factors relative to each local market conditions.

•	Top 5 transactions accounted for approx. 90%

By Geographic Distribution (Sep.08)

(Reference) Leveraged Loans (held for sale + own loan portfolio)

Balance as of Sep. 08: approx. JPY 1.6Tn (of which held for sale: approx. JPY 0.6Tn)

(Additional explanation)

•	Includes commitments which had not been drawn but the documentations had been concluded.

By Geographic Distribution (Sep.08)

Securities Subsidiaries

Foreign Currency denominated Securitization Products

(JPY Bn, round figures) Mizuho Securities (incl. overseas subsidiaries)	Balances as of Mar.08		Changes in 1H			Balances as of Sep.08	Marks (%) as of Sep.08	Realized Gains/Losses for 1H FY08
		Marks (%) as of Mar.08	Realized Losses	Forex rates	Sales, etc.
= Trading account	(Fair Value)	(=Fair Value / Face Value)				(Fair Value)	(=Fair Value / Face Value)
Foreign Currency denominated Securitization Products	105	22	(9)	4	(60)	40	12	(9)
ABSCDOs, CDOs	50	18	(7)	1	(33)	11	4	(7)
CDOs backed by RMBS	24	10	(7)	1	(7)	*1 11	4	(7)
Hedged by CDS with a non-investment grade financial guarantor	*2 11	*2 17	*2 —	*2 —	*2 —	*2 —	*2 —	*2 —
CDOs except above	*3,4 26	*4 83	*4 0	*4 0	*[4] (26)	*4 —	*4 —	*4 0
CDOs backed by claims against corporations	16	92	—	—	(16)	—	—	—
Hedged by CDS with a non-investment grade financial guarantor	*2 —	*2 —	*2 —	*2 —	*2 —	*2 —	*2 —	*2 —
CDOs backed by CMBS	0	8	0	0	0	—	—	0
RMBS	53	27	0	2	(52)	3	6	0
RMBS backed by US subprime mortgage loans	15	31	0	1	(15)	0	8	0
RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*5 38	*5 26	*5 0	*5 1	*5 (37)	*5 3	*5 5	*5 0
RMBS backed by mid-prime loans (Alt-A)	19	26		(18)		1	6
ABS, CLOs and others	2	67	(2)	1	26	26	86	(2)
CLOs	*4 2	*4 73	*4 (2)	*4 1	*4 26	*4 26	*4 87	*4 (2)
CMBS	0	43	(0)	0	(0)	0	42	(0)

*1:	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approx. 10%.

Approx. 50% of the balance (fair value) consisted of Super Senior tranche.

*2:	CDO exposures hedged by CDS with a non-investment grade† US financial guarantor (monoline), net of allowances.

(The hedging transaction was terminated in Aug. 2008. gThe figures related to the exposures are included in “CDOs backed by RMBS”).

†	based on external ratings as of Mar. 31, 2008

*3:	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*4:	Re-classified the securitization products, which had been categorized in “CDOs except above” in the above table as of Mar. 31, 2008, to “CLOs” after a review of the definition of each category since our first quarter disclosure.

*5:	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds.

•

The total balance of RMBS, which were issued or guaranteed by the US government-owned corporation (Ginnie Mae) or government-sponsored enterprises (Fannie Mae and Freddie Mac) was minimal (a few hundred million JPY).

•

Approx. JPY 154Bn of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the US, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (the recorded losses in the first half of fiscal 2008 were negligible).

•	There was no holding of stocks of these entities.

(Note) See P 40 for details of breakdown by credit rating and geographic distribution and P 41 for details of Yen denominated securitization products.

CDS related to Securitization Products

	Sep. 08
(JPY Bn, round figures) By credit ratings of counterparties*1 and reference assets	Notional Amount	Fair value of reference asset	Amount to be claimed at the settlement (NPV)	Reserves for NPV (counterparty risks)
	A	B	C	D
Total	370	298	52	11
of which counterparties are US monolines*2	85	76	10	6
AAA	174	141	33	10
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	174	141	33	10
of which counterparties are US monolines*2	85	76	10	6
AA	176	156	19	1
RMBS CDOs	39	33	6	0
Other CDOs (backed by claims against corporations)	137	123	13	1
A-BBB	21	0	0	0
RMBS CDOs	*3 21	*3 0	*3 0	0
Other CDOs (backed by claims against corporations)	—	—	—	—
Non-investment grade or no ratings	—	—	—	—
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	—	—	—	—

*1:	Categorized by the lowest grade (external credit ratings as of Sep. 2008) in case of crossover credit. When the counterparty was guaranteed by third parties, categorized by the higher grade of either of them. In case of SPVs which do not have issuer ratings, categorized by the parties to which final risk resided.

*2:	One of the rating agencies downgraded after Sep. 2008. (AA- equivalent rating as of Nov. 21, 2008)

*3:	The balance of difference between the notional amount and the fair value of reference asset (approx. JPY 21Bn) had already been received in cash from a CDS protection seller, thus the NPV for that portion became nil (=no counterparty risk).

Other supplemental information

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution (Banking Subsidiaries)

	Banking Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	RMBSCDOs	Other CDOs	RMBS	CLOs	ABS	CMBS	Total
Balance as of Sep.08 (Fair value)	17	62	240	186	119	70	693

By Credit Rating
AAA	0%	45%	11%	94%	19%	33%	40%
AA	0%	18%	39%	0%	8%	40%	21%
A	0%	32%	37%	0%	40%	27%	25%
BBB	0%	6%	12%	0%	33%	0%	10%
BB or lower, no ratings	100%	0%	0%	6%	0%	0%	4%
Total	100%	100%	100%	100%	100%	100%	100%

By Geography
U.S.	100%	26%	0%	91%	29%	0%	34%
Europe	0%	74%	90%	9%	71%	100%	63%
Asia	0%	0%	10%	0%	0%	0%	3%
Total	100%	100%	*1 100%	100%	*2 100%	100%	100%

*1: By country		*1: Vintage		*2: Major underlying assets
UK	46%	2004	6%	Credit card receivables	47%
Netherlands	22%	2005	41%	Lease /Auto loan receivables	38%
Spain	16%	2006	33%	Others	15%
Others	16%	2007	18%

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution (Securities Subsidiaries)

	Securities Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	RMBSCDOs	US subprime RMBS	Other RMBS	CLOs	Total
Balance as of Sep.08 (Fair value)	11	0	3	26	40

By Credit Rating
AAA	0%	0%	0%	31%	20%
AA	0%	34%	10%	21%	15%
A	1%	0%	4%	0%	1%
BBB	4%	0%	6%	41%	28%
BB or lower, no ratings	94%	66%	81%	6%	36%
Total	100%	100%	100%	100%	100%

By Geography
U.S.	100%	100%	100%	64%	77%
Europe	0%	0%	0%	1%	0%
Asia	0%	0%	0%	35%	23%
Total	100%	100%	100%	100%	100%

		Vintage
		2006	17%
		2007	80%

Yen denominated Securitization Products

Yen denominated Securitization Products (Banking Subsidiaries)

	Banking Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	Balances as of Sep. 08	Unrealized Gains/Losses as of Sep. 08
	(Fair Value)
Yen denominated Securitization Products	2,850	*1 (21)
ABSCDOs, CDOs	117	(5)
CDOs backed by RMBS	—	—
CDOs except above	117	(5)
CDOs backed by claims against corporations	112	(5)
CDOs backed by CMBS	5	(0)
RMBS *2	1,269	(3)
ABS, CLOs and others	1,465	(14)
CMBS	934	(13)
ABS	461	(0)
CLOs	71	(1)
(Reference)	Banking Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	Balances as of Sep. 08	Unrealized Gains/Losses as of Sep. 08
	(Fair Value)
Foreign Currency denominated Securitization Products	693	(87)
Total Securitization Products (yen and foreign currency denominated)	3,543	(108)

Yen denominated Securitization Products (Securities Subsidiaries)

	Securities Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	Balances as of Sep. 08	Realized Gains/Losses for 1H FY08
	(Fair Value)
Yen denominated Securitization Products	216	(4)
ABSCDOs, CDOs	47	(1)
CDOs backed by RMBS	1	(0)
CDOs except above	46	(1)
CDOs backed by claims against corporations	46	(1)
CDOs backed by CMBS	—	—
RMBS *2	15	(1)
ABS, CLOs and others	154	(3)
CMBS	12	(0)
ABS	140	(3)
CLOs	2	—

(Reference)	Securities Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	Balances as of Sep. 08	Realized Gains/Losses for 1H FY08
	(Fair Value)
Foreign Currency denominated Securitization Products	40	(9)
Total Securitization Products (yen and foreign currency denominated)	256	(13)

*1:	Realized losses for banking subsidiaries in 1H FY08 was negligible

*2:	Represented RMBS originated by Japanese financial institutions and others

(Japan Housing Finance Agency Bonds were excluded)

<Reference> Balance of Japan Housing Finance Agency Bonds as of Sep. 08

Banking subsidiaries       Balance: approx. JPY 240Bn, Unrealized losses: approx. JPY 2Bn

Securities subsidiaries     Balance: approx. JPY 14Bn, Realized losses: negligible